As filed with the Securities and Exchange Commission on August 7, 2020
Registration No. 333- 239485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioLineRx Ltd.
(Exact name of registrant as specified in its charter)

State of Israel	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2 HaMa’ayan Street,
Modi’in 7177871
Israel
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 +1 212 547 5400	Barry Levenfeld, Adv. Adrian Daniels, Adv. Yigal Arnon & Co. 22 Rivlin Street Jerusalem 9424018, Israel Tel: (972) (2) 623-9220

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-239485), or the Registration Statement, is being filed pursuant to our undertaking in the Registration Statement to update and supplement information contained in the Registration Statement, as originally filed with the Securities and Exchange Commission, or the SEC, on June 26, 2020 and declared effective by the SEC on July 2, 2020, to incorporate by reference the Company’s Report on Form 6-K filed with the SEC on August 6, 2020 (to the extent incorporated by reference herein). The Registration Statement originally covered a resale, or the Offering, by the selling shareholders identified in this prospectus, of up to an aggregate of 120,537,030 ordinary shares, par value NIS 0.1 per share, represented by 8,035,802 of our American Depository Shares, or ADSs, consisting of (1) (i) 77,142,885 ordinary shares represented by 5,142,859 ADSs issuable upon the exercise of warrants originally issued in a private placement in May 2020, or the May 2020 Private Placement, and (ii) 3,857,145 ordinary shares represented by 257,143 ADSs issuable upon the exercise of placement agent warrants issued in connection with the May 2020 Private Placement, and (2) (i) 37,654,290 ordinary shares represented by 2,510,286 ADSs issuable upon the exercise of warrants originally issued in a private placement in June 2020, or the June 2020 Private Placement, and (ii) 1,882,710 ordinary shares represented by 125,514 ADSs issuable upon the exercise of placement agent warrants issued in connection with the June 2020 Private Placement. The information included in this filing updates the Registration Statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 7, 2020

120,537,030 Ordinary Shares represented by 8,035,802 American Depositary Shares

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of up to an aggregate of 120,537,030 ordinary shares, par value NIS 0.1 per share of BioLineRx Ltd., represented by 8,035,802 American Depository Shares, or ADSs, consisting of (1) (i) 77,142,885 ordinary shares represented by 5,142,859 ADSs issuable upon the exercise of warrants originally issued in a private placement in May 2020, or the May 2020 Private Placement, and (ii) 3,857,145 ordinary shares represented by 257,143 ADSs issuable upon the exercise of placement agent warrants issued in connection with the May 2020 Private Placement, and (2) (i) 37,654,290 ordinary shares represented by 2,510,286 ADSs issuable upon the exercise of warrants originally issued in a private placement in June 2020, or the June 2020 Private Placement, and (ii) 1,882,710 ordinary shares represented by 125,514 ADSs issuable upon the exercise of placement agent warrants issued in connection with the June 2020 Private Placement.

The selling shareholders are identified in the table commencing on page 9. Each ADS represents 15 ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants if the selling shareholders do not exercise the warrants on a cashless basis, if and when exercised. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “BLRX”. On August 6, 2020, the closing price of our ADSs on the Nasdaq was US$1.91 per ADS. Our ordinary shares also trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “BLRX”. On August 6, 2020, the last reported sale price of our ordinary shares on the TASE was NIS 0.4770 or $0.1399 per share (based on the exchange rate reported by the Bank of Israel on the same day).

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August           , 2020.

About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information”.

You should rely only on the information that is contained in this prospectus or that is incorporated by reference into this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information that is in addition to or different from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not offering to sell or solicit any security other than the ordinary shares represented by ADSs offered by this prospectus. In addition, we are not offering to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction. The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information and from reports we commissioned. We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them

In this prospectus, unless the context otherwise requires, all references to “BioLineRx,” “we,” “us,” “our,” the “Company” and similar designations refer to BioLineRx Ltd. and its consolidated subsidiaries.

On July 15, 2019, we implemented a change in the ratio of our ADSs to ordinary shares, from one ADS representing one ordinary share to a new ratio of one ADS representing 15 ordinary shares. The change in exchange ratio for the ADSs had the same effect as a 1-for-15 reverse stock split of the ADSs. In light of this change, all ADS amounts in this prospectus have been stated based on the new ratio (i.e., subsequent to the 1-for-15 ratio change).

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our securities. You should read this summary together with the entire prospectus and the information incorporated by reference herein, including the risks related to our main therapeutic candidates, motixafortide (BL-8040) and AGI-134, our therapeutic product, BL-5010, our business, our industry, investing in the ADSs or our ordinary shares and our location in Israel, that we describe under “Risk Factors,” and our consolidated financial statements and the related notes, which are incorporated by reference herein and therein, before making an investment in our securities.

Overview

We are a clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates - motixafortide, a novel peptide for the treatment of solid tumors, hematological malignancies and stem cell mobilization, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

In January 2016, we entered into a collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy, in the framework of which we are carrying out a clinical trial in pancreatic cancer.

Our Strategy

Our objective is to become a leader in the development of novel therapeutics for the treatment of cancer. We have successfully advanced a number of therapeutic candidates into clinical development. We intend to commercialize our two clinical candidates, motixafortide and AGI-134, and any future candidates through out-licensing or co-development arrangements with third parties that may perform any or all of the following tasks: completing development, securing regulatory approvals, securing reimbursement codes from insurance companies and health maintenance organizations, manufacturing and/or marketing. If appropriate, we may also enter into co-development and similar arrangements with respect to any therapeutic candidate with third parties or commercialize a therapeutic candidate ourselves.

May 2020 Financing

On May 28, 2020, we sold to certain institutional investors an aggregate of 5,142,859 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $9.0 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,142,859 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $630,000 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 257,143 ADS on substantially the same terms as the warrants, except they have an exercise price of $2.1875 per ADS.

In connection with the May 2020 financing, the selling shareholders named in this prospectus may offer and sell up to an aggregate of 81,000,030 ordinary shares represented by 5,400,002 ADSs issuable upon exercise of these warrants.

June 2020 Financing

On June 3, 2020, we sold to certain institutional investors an aggregate of 2,510,286 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $4.39 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 2,510,286 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $307,510 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 125,514 ADS on substantially the same terms as the warrants, except they have an exercise price of $2.1875 per ADS.

In connection with the June 2020 financing, the selling shareholders named in this prospectus may offer and sell up to an aggregate of 39,537,000 ordinary shares represented by 2,635,800 ADSs issuable upon exercise of these warrants.

The Offering

ADSs Offered
Up to an aggregate of 120,537,030 ordinary shares, par value NIS 0.1 per share of BioLineRx Ltd., represented by 8,035,802 ADSs, consisting of (1) (i) 77,142,885 ordinary shares represented by 5,142,859 ADSs issuable upon the exercise of warrants originally issued in the May 2020 Private Placement, and (ii) 3,857,145 ordinary shares represented by 257,143 ADSs issuable upon the exercise of placement agent warrants issued in connection with the May 2020 Private Placement, and (2) (i) 37,654,290 ordinary shares represented by 2,510,286 ADSs issuable upon the exercise of warrants originally issued in the June 2020 Private Placement, and (ii) 1,882,710 ordinary shares represented by 125,514 ADSs issuable upon the exercise of placement agent warrants issued in connection with the June 2020 Private Placement. The selling shareholders are identified in the table commencing on page 9. Each ADS represents 15 ordinary shares.

Ordinary Shares Outstanding at August 6, 2020	296,508,550 ordinary shares.

Use of proceeds
We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants and placement agent warrants if the selling shareholders do not exercise the warrants on a cashless basis, if and when exercised. See the section of this prospectus titled “Use of Proceeds.”

Nasdaq Symbol for ADSs	BLRX

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 5 of this prospectus.

Unless otherwise indicated, the number of ordinary shares outstanding prior to and after this offering is based on 296,508,550 ordinary shares outstanding as of August 6, 2020, and excludes:

●	34,904,449 ordinary shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $1.14 per share;

●	18,580,559 ordinary shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $0.77 per share;

●
77,142,885 ordinary shares represented by 5,142,859 ADSs issuable upon exercise of unregistered warrants issued to the investors in the May 2020 Private Placement, at an exercise price of $2.25 per ADS;

●
3,857,145 ordinary shares represented by 257,143 ADSs issuable upon exercise of unregistered warrants issued to the placement agent or its designees as compensation in connection the May 2020 Private Placement, at an exercise price of $2.1875 per ADS;

●
37,654,290 ordinary shares represented by 2,510,286 ADSs issuable upon exercise of unregistered warrants issued to the investors in the June 2020 Private Placement, at an exercise price of $2.25 per ADS; and

●
1,882,710 ordinary shares represented by 125,514 ADSs issuable upon exercise of unregistered warrants issued to the placement agent or its designees as compensation in connection with the June 2020 Private Placement, at an exercise price of $2.1875 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

An investment in our securities involves a high degree of risk, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F on file with the SEC and our Form 6-K filed on May 20, 2020, which are incorporated by reference into this prospectus, as well as the following risk factors, which supplement or augment the risk factors set forth in our Annual Report on Form 20-F and our Form 6-K's filed on May 20, 2020 and August 6, 2020. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

The sale of a substantial amount of our ordinary shares or ADSs, including resale of the ADSs issuable upon the exercise of the warrants held by the selling shareholders in the public market could adversely affect the prevailing market price of our common stock.

We are registering for resale 120,537,030 ordinary shares represented by 8,035,802 ADSs issuable upon the exercise of warrants held by the selling shareholders. Sales of substantial amounts of our ordinary shares or ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of our ordinary shares, and the market value of our other securities. We cannot predict if and when selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or ADSs or other equity or debt securities convertible into ordinary shares or ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain statements and information that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our therapeutic candidates;

●	our ability to establish and maintain corporate collaborations;

●	our ability to integrate new therapeutic candidates and new personnel;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model and strategic plans for our business and therapeutic candidates;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;
●	competitive companies, technologies and our industry;

●	risks related to the coronavirus outbreak; and

●	statements as to the impact of the political and security situation in Israel on our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs and the warrants and placement agent warrants covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares represented by ADSs as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the warrants and placement agent warrants and issuance of the warrant ADSs to the extent that these warrants are exercised for cash by the selling shareholders. Warrants, however, are exercisable on a cashless basis under remote circumstances. If all of the warrants mentioned above were exercised for cash in full, the proceeds would be approximately $18.1 million. We intend to use the net proceeds of such warrant exercise, if any, for general corporate purposes, which may include but are not limited to working capital and funding clinical trials. The amounts and timing of our use of the net proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering

CAPITALIZATION

The following table presents our capitalization as determined in accordance with International Financial Reporting Standards, or IFRS, as of June 30, 2020 on an actual basis.

This table should be read in conjunction with our financial statements and the notes thereto incorporated by reference herein and the accompanying prospectus.

As of June 30, 2020
Actual
(U.S.$ in thousands)
Non-Current Liabilities:
Warrants	$6,077
Long-term loans, net of current maturities	4,329
Lease liabilities	1,630
Total non-current liabilities	$12,036
Shareholders’ equity:
Ordinary shares, NIS 0.1 par value, 500,000,000 authorized; 296,508,550 shares issued and outstanding	$8,281
Share premium	271,107
Capital reserve	12,639
Other comprehensive loss	(1,416)
Accumulated deficit	(261,381)
Total shareholders’ equity	29,230
Total capitalization	$52,989

The above table is based on 296,508,550 shares outstanding as of June 30, 2020 and excludes the following:

●	34,904,449 ordinary shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $1.14 per share;

●	18,580,559 ordinary shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $0.77 per share;

●
77,142,885 ordinary shares represented by 5,142,859 ADSs issuable upon exercise of unregistered warrants issued to the investors in the May 2020 Private Placement, at an exercise price of $2.25 per ADS;

●
3,857,145 ordinary shares represented by 257,143 ADSs issuable upon exercise of unregistered warrants issued to the placement agent or its designees as compensation in connection the May 2020 Private Placement, at an exercise price of $2.1875 per ADS;

●
37,654,290 ordinary shares represented by 2,510,286 ADSs issuable upon exercise of unregistered warrants issued to the investors in the June 2020 Private Placement, at an exercise price of $2.25 per ADS; and

●
1,882,710 ordinary shares represented by 125,514 ADSs issuable upon exercise of unregistered warrants issued to the placement agent or its designees as compensation in connection with the June 2020 Private Placement, at an exercise price of $2.1875 per ADS.

SELLING SHAREHOLDERS

The ordinary shares represented by ADSs being offered by the selling shareholders are those ordinary shares represented by ADSs issuable upon exercise of warrants previously issued in connection with our private placements that closed in May 2020 and June 2020. For additional information regarding the issuance of those ADSs and warrants to purchase ADSs, see “Prospectus Summary – May 2020 Financing” and “Prospectus Summary – June 2020 Financing” above. We are registering the ordinary shares represented by ADSs in order to permit the selling shareholders to offer the ordinary shares represented by ADSs for resale from time to time. Other than with respect to H.C. Wainwright & Co. LLC, or H.C. Wainwright, which acted as our placement agent in each of the May 2020 and June 2020 financings, except for the ownership of the warrants and placement agent warrants issued, and the ADSs issued and issuable, pursuant to prior financings, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares represented by ADSs by each of the selling shareholders. The second column lists the number of ordinary shares represented by ADSs beneficially owned by each selling shareholder, based on its ownership of ADSs and warrants or placement agent warrants to purchase ADSs, as of August 6, 2020, assuming exercise of the warrants or placement agent warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by ADSs being offered in this prospectus by the selling shareholders. The fourth and fifth columns list the amount of ordinary shares represented by ADSs owned after the offering, by number of ordinary shares represented by ADSs and percentage of outstanding ordinary shares, assuming in both cases the sale of all of the ordinary shares represented by ADSs offered by the selling shareholders pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the warrants and placement agent warrants issued in the May 2020 and June 2020 financings, a selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the warrants and placement agent warrants which have not been exercised. The number of shares does not reflect this limitation. The selling shareholders may sell all, some or none of their ordinary shares represented by ADSs or warrants or placement agent warrants in this offering. See “Plan of Distribution.”

Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering		Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus		Number of Ordinary Shares Owned After the Offering		Percentage of Ordinary Shares Owned After the Offering
Armistice Capital Master Fund, Ltd. (1)	31,888,110	(2)	31,888,110		-		-
Sabby Volatility Warrant Master Fund, Ltd. (3)	28,060,470	(4)	25,510,470	(5)	2,550,000	(6)	*
Altium Growth Fund, LP (7)	25,510,485	(8)	25,510,485		-		-
Intracoastal Capital, LLC (9)	21,682,875	(10)	19,132,860	(11)	2,550,015	(12)	*
Bigger Capital Fund, LP (13)	5,000,730	(14)	4,285,725	(15)	715,005	(16)	*
District 2 Capital Fund LP (17)	9,569,520	(18)	8,469,525	(19)	1,099,995	(20)	*
Michael Vasinkevich (21)	3,680,685	(22)	3,680,685	(22)	-		-
Noam Rubinstein (21)	1,808,055	(23)	1,808,055	(23)	-		-
Craig Schwabe (21)	193,725	(24)	193,725	(24)	-		-
Charles Worthman (21)	57,390	(25)	57,390	(25)	-		-

*  Denotes less than 1%

(1)
Armistice Capital, LLC, the investment manager of Armistice Capital Master Fund Ltd., or Armistice, and Steven J. Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the ordinary shares held by Armistice. The principal business address of Armistice is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY, 10022.

(2)
Represents (i) 21,428,580 ordinary shares representing 1,428,572 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (ii) 10,459,530 ordinary shares representing 697,302 ADSs issuable upon exercise of warrants issued in our June  2020 Private Placement.

(3)
Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd., or Sabby VWMF, and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby VWMF. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. The address of principal business office of Sabby VWMF is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

(4)
Represents (i) 2,550,000 ordinary shares representing 170,000 ADSs issuable upon exercise of previously issued warrants, (ii) 17,142,855 ordinary shares representing 1,142,857 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement and (iii) 8,367,615 ordinary shares representing 557,841 ADSs issuable upon exercise of warrants issued in our June  2020 Private Placement.

(5)
Represents (i) 17,142,855 ordinary shares representing 1,142,857 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (ii) 8,367,615 ordinary shares representing 557,841 ADSs issuable upon exercise of warrants issued in our June  2020 Private Placement.

(6)	Represents 2,550,000 ordinary shares representing 170,000 ADSs issuable upon exercise of previously issued warrants.

(7)
Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. The address of principal business office of Altium Growth Fund, LP is 152 West 57 Street, FL 20, New York, NY 10019.

(8)
Represents (ii) 17,142,870 ordinary shares representing 1,142,858 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (ii) 8,367,615 ordinary shares representing 557,841 ADSs issuable upon exercise of warrants issued in our June 2020 Private Placement.

(9)
Mitchell P. Kopin, or Mr. Kopin, and Daniel B. Asher, or Mr. Asher, each of whom are managers of Intracoastal Capital, LLC, or Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of Exchange Act) of the securities reported herein that are held by Intracoastal.

(10)
Represents (i) 2,550,015 ordinary shares representing 170,001 ADSs issuable upon exercise of previously issued warrants, (ii) 12,857,145 ordinary shares representing 857,143 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (iii) 6,275,715 ordinary shares representing 418,381 ADSs issuable upon exercise of warrants issued in our June 2020 Private Placement.

(11)
Represents (i) 12,857,145 ordinary shares representing 857,143 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (ii) 6,275,715 ordinary shares issuable representing 418,381 ADSs upon exercise of warrants issued in our June 2020 Private Placement.

(12)	Represents 2,550,015 ordinary shares representing 170,001 ADSs issuable upon exercise of previously issued warrants.

(13)	Michael Bigger has the power to vote or dispose of the shares owned by Bigger Capital Fund, LP. The investor’s address is 175 W Carver, Huntington, NY, 11743.

(14)
Represents (i) 715,005 ordinary shares representing 47,667 ADSs issuable upon exercise of previously issued warrants, and (ii) 4,285,725 ordinary shares representing 285,715 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement.

(15)	Represents 4,285,725 ordinary shares representing 285,715 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement.

(16)	Represents 715,005 ordinary shares representing 47,667 ADSs issuable upon exercise of previously issued warrants.

(17)	Michael Bigger has the power to vote or dispose of the shares owned by District 2 Capital Fund LP. The investor’s address is 175 W Carver, Huntington, New York 11743.

(18)
Represents (i) 1,099,995 ordinary shares representing 73,333 ADSs issuable upon exercise of previously issued warrants, (ii) 4,285,710 ordinary shares representing 285,714 ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement, and (iii) 4,183,815 ordinary shares representing 278,921 ADSs issuable upon exercise of warrants issued in our June 2020 Private Placement.

(19)
Represents (i) 4,285,710 ordinary shares representing 285,714  ADSs issuable upon exercise of warrants issued in our May 2020 Private Placement and (ii) 4,183,815 ordinary shares representing 278,921 ADSs issuable upon exercise of warrants issued in our June 2020 Private Placement.

(20)	Represents 1,099,995 ordinary shares representing 73,333 ADSs issuable upon exercise of previously issued warrants.

(21)
Referenced person is affiliated with H.C. Wainwright, a registered broker dealer. H.C. Wainwright is a registered broker-dealer and acted as the placement agent in the May 2020 Private Placement and the June 2020 Private Placement. The address of H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022.

(22)
Represents (i) 2,473,395 ordinary shares representing 164,893 ADSs issuable upon exercise of placement agent warrants issued in connection with our May 2020 Private Placement, and (ii) 1,207,290 ordinary shares representing 80,486 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 Private Placement.

(23)
Represents (i) 1,215,000 ordinary shares representing 81,000 ADSs issuable upon exercise of placement agent warrants issued in connection with our May 2020 Private Placement, and (ii) 593,055 ordinary shares representing 39,537 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 Private Placement.

(24)
Represents (i) 130,185 ordinary shares representing 8,679 ADSs issuable upon exercise of placement agent warrants issued in connection with our May 2020 Private Placement, and (ii) 63,540 ordinary shares representing 4,236 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 Private Placement.

(25)
Represents (i) 38,565 ordinary shares representing 2,571 ADSs issuable upon exercise of placement agent warrants issued in connection with our May 2020 Private Placement, and (ii) 18,825 ordinary shares representing 1,255 ADSs issuable upon exercise of placement agent warrants issued in our June 2020 Private Placement.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles of Association, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

As of August 6, 2020, our authorized share capital consists of NIS 50,000,000 divided into 500,000,000 ordinary shares of a nominal value of NIS 0.1 each, of which 296,508,550 are outstanding.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 513398750. Our purpose is set forth in Section 3 of our Articles of Association and includes every lawful purpose.

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel.

Pursuant to the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or extraordinary meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value (under certain circumstances), require a resolution of our Board of Directors and court approval. At the Annual General Meeting in July 2019, the shareholders approved an increase to our share capital from NIS 25,000,000 divided into 250,000,000 ordinary shares of a nominal value of NIS 0.10 each to NIS 50,000,000 divided into 500,000,000 ordinary shares of a nominal value of NIS 0.10 each, and a corresponding amendment to our Articles of Association.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

Pursuant to the Companies Law, we may only distribute dividends from our profits accrued over the previous two years, as defined in the Companies Law, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential dividend or distribution rights that may be authorized in the future.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than with respect to the special approval requirements for the election of external directors (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees) described under “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors” of our Form 20-F for the year ended December 31, 2019.

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Companies Law (unless we qualify as an Eligible Company and opt to follow the exemption provided under the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees), our directors are elected at a general or extraordinary meeting of our shareholders and serve on the Board of Directors until they are removed by the majority of our shareholders at a general or extraordinary meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association. In addition, our Articles of Association allow our Board of Directors to appoint directors (who are not external directors) to fill vacancies on the Board of Directors to serve until the next general meeting or extraordinary meeting, or earlier if required by our Articles of Association or applicable law. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. Unless we qualify as an Eligible Company and opt to follow the exemption provided under the Amendment to the Relief Regulations regarding appointment of external directors and composition of the Audit and Compensation Committees, external directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Item 6. Directors, Senior Management and Employees — Board Practices — External Directors” of our Form 20-F for the year ended December 31, 2019.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary meetings. Our Board of Directors may call extraordinary meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our Articles of Association provide that our Board of Directors is required to convene an extraordinary meeting upon the written request of (a) any two of our directors or one quarter of our Board of Directors or (b) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger; and

●
the exercise of our Board of Director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual or extraordinary shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, the approval of a compensation policy with respect to office holders or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties;

●	an approval of a merger;

●
authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

●	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Articles of Association provides that our Board of Directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Furthermore, any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. However, we may deny such a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if, in a company in which the other merging company holds shares, or in which shares are held by any person who either (a) holds 25% or more of the outstanding shares or (b) has the right to appoint 25% or more of the directors of the other merging company (or Controlling Shareholders), the majority of the shareholders voting in such meeting (who are not also shareholders or Controlling Shareholders of the other merging company) vote against the merger. If the aforementioned majority of the shareholders was not obtained, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above. In addition, the Israeli Securities Law and the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares created by a public company whose shares are traded on the TASE, and prohibit any such new class of shares from having voting rights.

Description of American Depositary Shares

Each of our ADSs represents 15 of our ordinary shares deposited with the principal Tel Aviv office of either Bank Hapoalim B.M. or Bank Leumi Le-Israel, as Custodian for the Depositary. Our ADSs trade on Nasdaq.

The form of the deposit agreement for the ADS and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to our most recent Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between us and the Depositary from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADSs (or a portion thereof) for the execution and delivery of ADRs and the surrender of ADRs, including if the deposit agreement terminates;

•	a fee of $.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee for the distribution of securities pursuant to the deposit agreement;

•	in addition to any fee charged for a cash distribution, a fee of $.05 or less per ADS (or portion thereof) per annum for depositary services;

•	a fee for the distribution of proceeds of rights that the Depositary sells pursuant to the deposit agreement; and

•	any other charges payable by the Depositary, any of the Depositary’s agents, or the agents of the Depositary’s agents in connection with the servicing of ordinary shares or other Deposited Securities.

The Depositary may own and deal in our securities and in ADSs.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADSs or any deposited ordinary shares represented by any ADS shall be payable by the holder of such ADS to the Depositary. The Depositary may refuse to effect transfer of such ADS or any withdrawal of deposited ordinary shares represented by such ADS until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADS and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADS shall remain liable for any deficiency.

Description of the Warrants

May 2020 Warrants

The following is a brief summary of the investor warrants and placement agent warrants issued in connection with our May 2020 financing and is subject in all respects to the provisions contained in the investor warrants, in the form filed as an exhibit to our Current Report on Form 6-K dated May 28, 2020 and the placement agent warrants, in the form filed as an exhibit to the registration statement, of which this prospectus forms a part. Unless otherwise stated, references to warrants in this section include the investor warrants and placement agent warrants.

Exercisability. Holders may exercise warrants at any time after May 28, 2020 until close of business on November 28, 2022. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise in limited circumstances discussed below).

Cashless Exercise. If at the time after the three-month anniversary of the issue date of the warrants there is no effective registration statement registering the ordinary shares underlying the warrants, the holder may, at its option, exercise its warrants on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of our ordinary shares purchasable upon such exercise.

Exercise Price.  The exercise price of ordinary shares purchasable upon exercise of the investor warrants is $2.25 per share, and the exercise price of ordinary shares purchasable upon exercise of the placement agent warrants is $2.1875. The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares, and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to certain transfer restrictions, the warrants and all rights thereunder (including, without limitation, any registration rights) may be transferred at the option of the holder upon surrender of the warrants with the appropriate instruments of transfer. In addition, the holder (or permitted assignees under FINRA Rule 5110(g)(1)) of the placement agent warrants may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying these warrants, nor may they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date or commencement of sales of the public offering of the ordinary shares issuable upon exercise of the warrants, subject to limited exceptions.

Purchase Rights, Fundamental Transactions and Change of Control. If we sell or grant any rights to purchase shares, warrants or securities or other property to our shareholders on a pro rata basis, we will provide the holders of warrants with the right to acquire, upon the same terms, the securities subject to such purchase rights as though the warrant had been exercised immediately prior to the declaration of such rights. If we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding ordinary shares, the sale of all or substantially all of our assets, any tender offer or exchange offer or another transaction in which our ordinary shares are converted into or exchanged for other securities or other consideration, the holder of warrants will thereafter receive upon exercise of the warrants the securities or other consideration to which a holder of the number of ordinary shares then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation, merger or other transaction.

Exchange Listing. We do not plan on making an application to list the warrants on the Nasdaq Capital Market, any national securities exchange or other nationally recognized trading system. Our ordinary shares underlying the warrants will be listed on the Nasdaq Capital Market and our ordinary shares are traded on the Nasdaq Capital Market.

Rights as Shareholder. Except as otherwise provided in the warrants (such as the rights described above of a warrant holder upon our sale or grant of any rights to purchase shares, warrants or securities or other property to our shareholders on a pro rata basis) or by virtue of such holder’s ownership of our ordinary shares, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their warrants.

June 2020 Warrants

The following is a brief summary of the investor warrants and placement agent warrants issued in connection with our June 2020 financing and is subject in all respects to the provisions contained in the investor warrants, in the form filed as an exhibit to our Current Report on Form 6-K dated June 3, 2020 and the placement agent warrants, in the form filed as an exhibit to the registration statement, of which this prospectus forms a part. Unless otherwise stated, references to warrants in this section include the investor warrants and placement agent warrants.

Exercisability. Holders may exercise warrants at any time after June 3, 2020 until close of business on December 5, 2022. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise in limited circumstances discussed below).

Cashless Exercise. If at the time after the three-month anniversary of the issue date of the warrants there is no effective registration statement registering the ordinary shares underlying the warrants, the holder may, at its option, exercise its warrants on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of our ordinary shares purchasable upon such exercise.

Exercise Price.  The exercise price of ordinary shares purchasable upon exercise of the investor warrants is $2.25 per share, and the exercise price of ordinary shares purchasable upon exercise of the placement agent warrants is $2.1875. The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares, and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to certain transfer restrictions, the warrants and all rights thereunder (including, without limitation, any registration rights) may be transferred at the option of the holder upon surrender of the warrants with the appropriate instruments of transfer. In addition, the holder (or permitted assignees under FINRA Rule 5110(g)(1)) of the placement agent warrants may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying these warrants, nor may they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date or commencement of sales of the public offering of the ordinary shares issuable upon exercise of the warrants, subject to limited exceptions.

Purchase Rights, Fundamental Transactions and Change of Control. If we sell or grant any rights to purchase shares, warrants or securities or other property to our shareholders on a pro rata basis, we will provide the holders of warrants with the right to acquire, upon the same terms, the securities subject to such purchase rights as though the warrant had been exercised immediately prior to the declaration of such rights. If we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding ordinary shares, the sale of all or substantially all of our assets, any tender offer or exchange offer or another transaction in which our ordinary shares are converted into or exchanged for other securities or other consideration, the holder of warrants will thereafter receive upon exercise of the warrants the securities or other consideration to which a holder of the number of ordinary shares then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation, merger or other transaction.

Exchange Listing. We do not plan on making an application to list the warrants on the Nasdaq Capital Market, any national securities exchange or other nationally recognized trading system. Our ordinary shares underlying the warrants will be listed on the Nasdaq Capital Market and our ordinary shares are traded on the Nasdaq Capital Market.

Rights as Shareholder. Except as otherwise provided in the warrants (such as the rights described above of a warrant holder upon our sale or grant of any rights to purchase shares, warrants or securities or other property to our shareholders on a pro rata basis) or by virtue of such holder’s ownership of our ordinary shares, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their warrants.

PLAN OF DISTRIBUTION

We are registering the ordinary shares represented by ADSs issuable upon exercise of the warrants and placement agent warrants issued in our May 2020 and June 2020 private placements to permit the resale of these ordinary shares represented by ADSs by the holders of these warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares represented by ADSs other than proceeds from the cash exercise of the warrants and placement agent warrants. We will bear all fees and expenses incident to our obligation to register the ordinary shares represented by ADSs.

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares represented by ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares represented by ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares represented by ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares represented by ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of ordinary shares represented by ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares represented by ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares represented by ADSs short and deliver ordinary shares represented by ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares represented by ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the warrants, placement agent warrants or ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares represented by ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares represented by ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares represented by ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares represented by ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares represented by ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states ordinary shares represented by ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states ordinary shares represented by ADSs may not be sold unless such ordinary shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares represented by ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares represented by ADSs by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares represented by ADSs to engage in market-making activities with respect to the ordinary shares represented by ADSs. All of the foregoing may affect the marketability of the ordinary shares represented by ADSs and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares represented by ADSs.

We will pay all expenses of the registration of the ordinary shares represented by ADSs, estimated to be $40,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares represented by ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

McDermott Will & Emery LLP, New York, New York, has passed upon certain legal matters regarding the securities offered hereby under U.S. law, and Yigal Arnon & Co., Jerusalem, Israel, has passed upon certain legal matters regarding the securities offered hereby under Israeli law. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares represented by ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and the ADSs. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at  http://www.sec.gov.

As a foreign private issuer, all documents which were filed after September 24, 2010 on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov. Our SEC filings are also available to the public on the Israel Securities Authority’s, or ISA, Magna website at www.magna.isa.gov.il and from commercial document retrieval services. We also generally make available on our own web site (www.biolinerx.com) our quarterly and year-end financial statements as well as other information.

In addition, since our Ordinary Shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the ISA, as required under Chapter Six of the Israel Securities Law, 1968. On August 31, 2011, our shareholders approved a transition solely to U.S. reporting standards after listing the ADSs on Nasdaq, in accordance with an applicable exemption under the Israel Securities Law. Copies of our SEC filings and submissions are now submitted to the ISA and the TASE. Such copies can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We maintain a corporate website at www.biolinerx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

(1)	Our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 12, 2020; and

(2)
Our Reports on Form 6-Ks filed with the SEC on May 20, 2020, May 26, 2020, May 27, 2020, May 28, 2020, June 1, 2020, June 3, 2020 and August 6, 2020 (in each case, to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act).

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

BioLineRx Ltd. Modi’in Technology Park 2 HaMa’ayan Street Modi’in 7177871, Israel Attention: Corporate Secretary Tel.: +972-8-642-9100 e-mail: info@BioLineRx.com

You also may access the incorporated reports and other documents referenced above on our website at www. biolinerx.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●
the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the prevailing law of the foreign state in which the judgments were rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the judgments are not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

●	the judgments were not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

Generally, an Israeli court will not enforce a foreign judgment if the motion for enforcement was filed more than five years after the date of its award in the United States, unless Israel and the United States have agreed otherwise on a different period, or if an Israeli court finds exceptional reasons justifying the delay.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. A judgment debtor may also make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

We have appointed Corporation Service Company as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

                , 2020

  PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

●
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

●
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

●	a financial liability imposed on the office holder in favor of another person pursuant to a judgment, including a compromise judgment or arbitrator judgment approved by a court.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

●
a breach of duty of loyalty to the company, provided the director or officer or office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

●	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

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●	a fine, civil fine, monetary sanction or random levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders. Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims. To date, no claims for liability have been filed under this policy. In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’ directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all unregistered securities of ours sold by us within the past three years (i.e., since August 1, 2017, up to the date of this registration statement) which were not registered under the Securities Act:

In October 2018, we entered into a loan agreement with Kreos Capital. In connection with providing the loan, Kreos Capital received an unregistered warrant to purchase 63,837 ADSs at an exercise price of $14.10 per ADS. The warrant is exercisable for a period of ten years from the date of issuance.

On May 28, 2020, we sold to certain institutional investors an aggregate of 5,142,859 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $9.0 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,142,859 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $630,000 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 257,143 ADS on substantially the same terms as the warrants, except they have an exercise price of $2.1875 per ADS.

On June 3, 2020, we sold to certain institutional investors an aggregate of 2,510,286 ADSs in a registered direct offering at $1.75 per ADS, resulting in gross proceeds of approximately $4.39 million. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 2,510,286 ADSs in a private placement. The warrants are immediately exercisable and will expire two and one-half years from issuance at an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants. We paid an aggregate of $307,510 in placement agent fees plus certain expenses and issued unregistered placement agent warrants to purchase up to an aggregate of 125,514 ADS on substantially the same terms as the warrants, except they have an exercise price of $2.1875 per ADS.

The privately placed securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

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Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Exhibit Description
3.1	Articles of Association, as amended July 2, 2019 (1)
3.2
Deposit Agreement dated as of July 21, 2011 among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (2)

3.3	Form of American Depositary Receipt; the Form is Exhibit A of the deposit agreement which is Exhibit 3.2 above (2)
4.1	Form of Series A Warrant issued to the BVF Investors(3)
4.2	Form of Series B Warrant issued to the BVF Investors(3)
5.1	Opinion of Yigal Arnon & Co., Israeli counsel to the Registrant**
10.1	Employment Agreement with Philip Serlin, dated May 24, 2009, as amended(4)
10.2	License Agreement entered into as of November 25, 2007 between BioLine Innovations Jerusalem L.P. and Innovative Pharmaceutical Concepts, Inc.(5)
10.3	BioLineRx Ltd. Amended and Restated 2003 Share Incentive Plan(6)
10.4	License Agreement entered into as of September 2, 2012 by and between the Registrant and Biokine Therapeutics Ltd.(7)
10.5	Amendment Agreement entered into as of October 2, 2018 by and between the Registrant and Biokine Therapeutics Ltd.(8)
10.6	Loan Agreement entered into as of October 2, 2018, by and between the Registrant and Kreos Capital V (Expert Fund) L.P.(8)
10.7	Compensation Policy for Executives and Directors, as amended(9)
10.8
Lease Agreement entered into as of August 7, 2014 between S.M.L. Solomon Industrial Buildings Ltd. and Infrastructure Management and Development Established by C.P.M. Ltd. as Lessor and the Registrant as Lessee, as amended (English summary of the Hebrew original)(10)

10.9	License Agreement entered into as of December 22, 2014 between the Registrant and Wartner Europe BV(11)
10.10	Clinical Trial Collaboration and Supply Agreement entered into as of January 11, 2016 between the Registrant and Merck Sharp & Dohme B.V.(7)
10.11	Amendment No. 2 to Clinical Trial Collaboration and Supply Agreement entered into as of July 24, 2018 between the Registrant and Merck Sharp & Dohme B.V.(12)
10.12	Combination Study Agreement entered into as of September 6, 2016 between the Registrant and Genentech, Inc.(4)
10.13	Employment Agreement with Mali Zeevi, dated September 16, 2009, as amended(4)
10.14	Employment Agreement with Abi Vainstein-Haras, dated April 2, 2014, as amended(4)
10.15	Employment Agreement with Ella Sorani, dated January 11, 2017(4)
10.16	Amended and Restated Exclusive License Agreement entered into as of April 30, 2013 between the University of Massachusetts and Agalimmune Ltd.(4)
10.17
Subscription Agreement entered into as of July 26, 2017 among the Registrant and Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., Investment 10, LLC and MSI BVF SPV, L.L.C. (the “BVF Investors”)(3)

10.18	Voting and Standstill Agreement entered into as of July 26, 2017 among the Registrant and the BVF Investors(3)
10.19	Patent and Know-how License Agreement entered into as of September 19, 2017 between Kode Biotech Limited and Agalimmune Ltd.(12)
10.20	At-the-market Sales Agreement entered into October 30, 2017, between the Registrant and BTIG, LLC(13)
10.21	Second Amendment Agreement entered into as of October 16, 2018 between the University of Massachusetts and Agalimmune Ltd.(12)
10.22	Amendment No. 1 to License Agreement entered into as of June 18, 2018 between the Registrant and Wartner Europe BV(12)
10.23	First Addendum to License Agreement entered into as of October 16, 2019 by and between the Registrant and Biokine Therapeutics Ltd., as amended(9)
10.24	Form of Warrant issued by BioLineRx Ltd. on May 28, 2020 (14)
10.25	Form of Warrant issued by BioLineRx Ltd. on June 3, 2020 (15)
10.26	Form of Placement Agent Warrant issued by BioLineRx Ltd. on May 28, 2020(14)
10.27	Form of Placement Agent Warrant issued by BioLineRx Ltd. on June 3, 2020 (15)
10.28	Form of Securities Purchase Agreement dated as of May 26, 2020 by and between BioLineRx Ltd. and the Purchasers signatory thereto (14)
10.29	Form of Securities Purchase Agreement dated as of June 1, 2020 by and between BioLineRx Ltd. and the Purchasers signatory thereto (15)
23.1	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), A member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.*
23.2	Consent of Yigal Arnon & Co. (included in Exhibit 5.1)**
24.1	Power of Attorney (included in signature page)

*	Filed herewith.
**	Previously filed

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(1)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(2)
Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6EF (No. 333-218969) filed by the Bank of New York Mellon on June 26, 2017 with respect to the Registrant’s American Depositary Shares.

(3)	Incorporated by reference to the Registrant’s Form 6-K filed on July 31, 2017.

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2017.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F filed on July 1, 2011.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 10, 2016.

(7)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on May 31, 2016.

(8)	Incorporated by reference to the Registrant’s Form 6-K filed on October 3, 2018.

(9)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 12, 2020.

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 23, 2015.

(11)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F/A filed on September 22, 2015.
(12)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed on March 28, 2019.
(13)	Incorporated by reference to the Registrant’s Form 6-K filed on October 31, 2017.

(14)	Incorporated by reference to the Registrant’s Form 6-K filed on May 28, 2020.

(15)	Incorporated by reference to the Registrant’s Form 6-K filed on June 3, 2020.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

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The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, the registrant is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)
That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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(6)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Modi’in, State of Israel on this 7th day of August 2020.

BIOLINERX LTD.

By:	/s/ Philip A. Serlin
Name:	Philip A. Serlin
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Philip A. Serlin	Chief Executive Officer	August 7, 2020
Philip A. Serlin	(principal executive officer)

/s/ Mali Zeevi	Chief Financial Officer	August 7, 2020
Mali Zeevi	(principal financial officer and principal accounting officer)

*	Chairman of the Board	August 7, 2020
Aharon Schwartz.

*	Director	August 7, 2020
Michael J. Anghel

*	Director	August 7, 2020
Nurit Benjamini

*	Director	August 7, 2020
B.J. Bormann

*	Director	August 7, 2020
Raphael Hofstein

*	Director	August 7, 2020
Avraham Molcho

*	Director	August 7, 2020
Sandra Panem

*By	/s/ Philip A. Serlin
Philip A. Serlin
Attorney-in-fact

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BioLineRx Ltd., has signed this registration statement on August 7, 2020.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative

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